04019981

SECUR[...]OMMISSION
Washington, D.C. 20549

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
AUG 10 2004
DIVISION OF MARKET REGULATION

OMB APPROVAL	
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ANNUAL ~~AUDITED REPORT~~
~~FORM X-17A-5~~
~~PART III~~

SEC FILE NUMBER
8-52670

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NKA - Southwest Texas Capital LLC

Gallamore & Lightfoot Financial Group, LLC,
(formerly BrokerDEALS.com, L.L.C.)

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5800 Granite Parkway, Suite 400
(No. and Street)

Plano	TX	75024
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
AUG 23 2004
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT

To the Member
Gallamore & Lightfoot Financial Group, LLC
(formerly BrokerDEALS.com, L.L.C.)

We have audited the accompanying statement of financial condition of Gallamore & Lightfoot Financial Group, LLC as of June 30, 2003, and the related statements of income, changes in member's equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Gallamore & Lightfoot Financial Group, LLC as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

CHESHIER & FULLER, L.L.P.

Dallas, Texas
September 15, 2003

GALLAMORE & LIGHTFOOT FINANCIAL GROUP, LLC
(formerly BrokerDEALS.com, L.L.C.)
Statement of Financial Condition
June 30, 2003

ASSETS

Cash	$ 23,341
Receivable from brokers-dealers and clearing organizations	50,083
	$ 73,424

LIABILITIES AND MEMBER'S EQUITY

Liabilities	
Accounts payable and accrued liabilities	$ 2,800
Accrued interest payable	2,500
Commissions payable	16,452
Note payable to Parent	41,000
	62,752
Liabilities subordinated to the claims of general creditors – Parent	9,000
Member's equity	
Total member's equity	1,672
	$ 73,424

The accompanying notes are an integral part of these financial statements.

GALLAMORE & LIGHTFOOT FINANCIAL GROUP, LLC
(formerly BrokerDEALS.com, L.L.C.)
Statement of Income
For the Year Ended June 30, 2003

Revenues	
Commission income	$ 141,600
Interest income	83
	141,683
Expenses	
Commissions and clearance paid to all other brokers	73,295
Interest expense	1,600
Other expenses	65,086
	139,981
Net income	$ 1,702

The accompanying notes are an integral part of these financial statements.

GALLAMORE & LIGHTFOOT FINANCIAL GROUP, LLC
(formerly BrokerDEALS.com, L.L.C.)
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended June 30, 2003

Balance, at July 1, 2002	$ 9,000
Increases	-0-
Decreases	-0-
Balance, at June 30, 2003	$ 9,000

The accompanying notes are an integral part of these financial statements.

GALLAMORE & LIGHTFOOT FINANCIAL GROUP, LLC
(formerly BrokerDEALS.com, L.L.C.)
Statement of Cash Flows
For the Year Ended June 30, 2003

Cash flows from operating activities	
Net income	$ 1,702
Adjustments to reconcile net income to net cash provided (used) by operating activities:	
Change in assets and liabilities:	
Increase in receivable from brokers-dealers and clearing organizations	(50,083)
Increase in accounts payable and accrued liabilities	2,800
Increase in accrued interest payable	1,600
Increase in commissions payable	16,452
Net cash provided (used) by operating activities	(27,529)
Cash flows from investing activities	
Net cash provided (used) by investing activities	-0-
Cash flows from financing activities	
Conversion of secured demand note collateral account	9,000
Increase in note payable to Parent	41,000
Net cash provided (used) by financing activities	50,000
Net increase in cash	22,471
Cash at beginning of period	870
Cash at end of period	$ 23,341

Supplemental schedule of cash flow information

Cash paid during the period for:	
Interest	$ -0-
Income taxes	$ -0-

The accompanying notes are an integral part of these financial statements.

Schedule I

GALLAMORE & LIGHTFOOT FINANCIAL GROUP, LLC
(formerly BrokerDEALS.com, L.L.C.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF NET CAPITAL

Total member's equity qualified for net capital	$ 1,672
Add:	
Liabilities subordinated to the claims of general creditors	9,000
Total capital and allowable subordinated liabilities	10,672
Deductions and/or charges	-0-
Net capital before haircuts on securities positions	10,672
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1(f))	
Other securities	-0-
Net capital	$ 10,672

AGGREGATE INDEBTEDNESS

Items included in the statement of financial condition	
Accounts payable and accrued liabilities	$ 2,800
Accrued interest payable	2,500
Commissions payable	16,452
Note payable to Parent	41,000
Total aggregate indebtedness	$ 62,752

Schedule I (continued)

GALLAMORE & LIGHTFOOT FINANCIAL GROUP, LLC
(formerly BrokerDEALS.com, L.L.C.)
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of June 30, 2003

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 4,185
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above two minimum requirement amounts)	$ 5,000
Net capital in excess of required minimum	$ 5,672
Excess net capital at 1000%	$ 4,397
Ratio: Aggregate indebtedness to net capital	5.88 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION

The following serves to reconcile differences in the computation of net capital under Rule 15c3-1 from the Company's computation:

Net capital, as reported in the Company's Part IIA (unaudited) FOCUS report	$ 15,072
Increase in accounts payable and accrued liabilities	(2,800)
Increase in accrued interest payable	(1,600)
Net capital per audited report	$ 10,672

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC PRACTICE SECTION OF AICPA
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
PHONE: 972-387-4300
800-834-8586
FAX: 972-960-2810
WWW.CHESHIER-FULLER.COM

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Member
Gallamore & Lightfoot Financial Group, LLC
(formerly BrokerDEALS.com, L.L.C.)

In planning and performing our audit of the financial statements and supplemental schedules of Gallamore & Lightfoot Financial Group, LLC (formerly BrokerDEALS.com, L.L.C.) ("the Company"), for the year ended June 30, 2003, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives.

Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
September 15, 2003